Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES CONSOLIDATES
100% OWNERSHIP OF ISLAND GOLD MINE

MONTREAL, Quebec, Canada, August 5, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce that it has signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims. The transaction is expected to close in the next few days.

Elaine Ellingham, Interim President and CEO of Richmont Mines, commented: “Consolidating Richmont’s ownership to 100% of the Island Gold Mine property is an important step and clears the path for us to accelerate our mine development. With a million ounce gold resource at depth, our cornerstone Island Gold Mine is an asset that we believe has significant potential to transition into a long-life, high-grade and lower-cost operation, and is therefore an important driver of future value for our shareholders. With this agreement, we have successfully acquired 100% ownership of these four claims, within which approximately 61% of the resources identified to date at depth are contained. Our development ramp has already reached the uppermost portion of this mineralization at a vertical depth of 625 metres, and we are progressing with our development plans with a view of maximizing value for Richmont and our shareholders.”

Definitive agreement details:

  31% ownership of the four claims acquired by Richmont in return for a 3% NSR royalty on 100% of mineral production from the claims SSM2490, SSM2491, SSM2666 and SSM2667;

  As part of this agreement Richmont will make the following advance royalty payments: $1 million upon closing of the transaction, and $1 million on each of January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $300,000 as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments;

  On a consolidated basis, NSRs on the four claims will total 4.38%. This encompasses the above mentioned 3% NSR, and a previously existing 2% NSR payable on the other 69% of these claims. As previously disclosed, the 69% of the four claims is part of the much larger Goudreau land package, which is subject to a 15% Net Profit Interest (“NPI”), that becomes payable only once all operating costs and investments relating to the full Goudreau claim package have been recovered, including working capital, interest and management fees. The 15% NPI applicable to 69% of the four claims is equivalent to a 10.38% NPI on 100% of these four claims.

RICHMONT MINES CONSOLIDATES 100% OWNERSHIP OF ISLAND GOLD MINE
August 5, 2014

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine and Monique Mine in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Jennifer Aitken, Investor Relations	Elaine Ellingham, Interim President & CEO
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 514 397-1410 ext. 105
E-mail: jaitken@richmont-mines.com	E-mail: eellingham@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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